Exhibit 99.2

ORDINARY SHARE PURCHASE AGREEMENT

This Ordinary Share Purchase Agreement is entered into effective as of this 3rd day of March, 2021 (this “Agreement”), by and between MOLECULAR DATA INC., a Cayman Islands corporation (the “Company”), and WHITE LION CAPITAL LLC, a Nevada limited liability company (the “Investor”).

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Investor shall purchase, from time to time, as provided herein, and the Company shall issue and sell up to Fifty Million Dollars ($50,000,000) of the Company’s Ordinary Shares (as defined below).

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

Section 1.1            DEFINED TERMS.  As used in this Agreement, the following terms shall have the following meanings specified or indicated (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Agreement” shall have the meaning specified in the preamble hereof.

“ADS Conversion Ratio” shall mean, at any given time, the ratio represented by the number of Ordinary Shares represented by one American Depositary Share, as then in effect for the Company’s registration statement of Form F-6.

“ADS Program Issuance and Delivery Instruction” shall mean with respect to any Purchase Shares or Commitment Shares issued as Ordinary Shares issued pursuant to this Agreement, an instruction addressed to the Depositary in the form agreed to by the Company, the Depositary and the Investor prior to the date hereof, signed by the Investor and delivered to the Company, for the Depositary to accept such Ordinary Shares and issue American Depositary Shares to the Investor as DTC Shares without restrictive legend.

“American Depositary Shares” shall mean such American Depositary Shares issued by the Depositary pursuant to a ADS Program Issuance and Delivery Instruction, each one American Depositary Share representing that number of Ordinary Shares of the Company multiplied by the ADS Conversion Ratio.

“Average Daily Trading Volume” shall mean the median daily trading volume of the Company’s American Depositary Shares over the most recent five (5) Business Days prior to the respective Purchase Notice Date, as reported by Bloomberg.

“Bankruptcy Law” means Title 11, U.S. Code, or any similar federal or state law for the relief of debtors.

“Beneficial Ownership Limitation” shall have the meaning specified in Section 7.2(h).

“Bloomberg” means Bloomberg, L.P.

“Business Day” shall mean a day on which the Principal Market shall be open for business.

“Claim Notice” shall have the meaning specified in Section 9.3(a).

“Clearing Costs” shall mean all of the Investor’s broker and Transfer Agent costs with respect to the deposit of the Purchase Notice Shares.

“Clearing Date” shall mean the first entire Business Day on which the Investor receives the DTC Shares set forth in the Purchase Notice in its brokerage account.

“Closing” shall mean any one of the closings of a purchase and sale of Ordinary Shares pursuant to Section 2.2.

“Closing Date” shall mean the date a Closing occurs.

“Commitment Amount” shall mean Fifty Million Dollars ($50,000,000).

“Commitment Period” shall mean the period commencing on the Execution Date and ending on the earlier of (i) the date on which the Investor shall have purchased Purchase Notice Shares pursuant to this Agreement equal to the Commitment Amount or (ii) December 31, 2021.

“Commitment Shares” means 100,000 Ordinary Shares issued by the Company to the Investor pursuant to Section 6.3.

“Company” shall have the meaning specified in the preamble to this Agreement.

“Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

“Current Report” has the meaning set forth in Section 6.2.

“Damages” shall mean any loss, claim, damage, liability, cost and expense (including, without limitation, reasonable attorneys’ fees and disbursements and costs and expenses of expert witnesses and investigation).

“Depositary” means the depositary bank for the American Depositary Shares, which as of the date hereof is JP Morgan Chase Bank, N.A., or such other Person who is then serving as the depositary bank for the Company with respect to the American Depositary Shares.

“Disclosure Schedules” means the Disclosure Schedules of the Company delivered concurrently herewith.

“DTC” shall mean The Depository Trust Company, or any successor performing substantially the same function for the Company.

“DTC Shares” shall mean the American Depositary Shares representing Ordinary Shares issued or sold to the Investor pursuant to this Agreement that are (i) issued in electronic form, (ii) freely tradable and transferable and without restriction on resale and (iii) timely credited by the Company to the Investor’s or its designee’s specified account through DTC.

“Escrow Account” a non-interest-bearing account at the Escrow Agent in the beneficiary of the Company.

“Escrow Agent” means some mutually agreed upon party or entity at which the Investor shall deposit funds for each Purchase Notice pursuant to Section 2.2(b).

“Escrow Amount” means a dollar amount equal to the closing price of the Ordinary Shares on the Purchase Notice Date multiplied by the number of shares listed in each Purchase Notice multiplied by 50%, not to exceed 50% of the Investment Limit.

“Escrow Agreement” means the escrow agreement to be entered into by and among the Company, Boustead, the Investor and the Escrow Agent, pursuant to which the Investor shall deposit the Investment Amounts with the Escrow Agent to be applied to the transactions contemplated hereunder.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Cap” shall have the meaning set forth in Section 7.2(i).

“Execution Date” shall mean the date of this Agreement.

“Fixed Purchase” shall mean a purchase and sale of Ordinary Shares whereby the Company and Investor agree in writing to a negotiated purchase of Ordinary Shares as outlined in Exhibit B; provided that, the purchase price in the Fixed Purchase transaction shall be greater than or equal to the Floor Price.

“Floor Price” shall mean $0.20.

“Indemnified Party” shall have the meaning specified in Section 9.2.

“Indemnifying Party” shall have the meaning specified in Section 9.2.

“Indemnity Notice” shall have the meaning specified in Section 9.3(b).

“Investment Amount” shall mean the Purchase Notice Amount less Clearing Costs, provided however in the event that the Purchase Price is lower than the Floor Price on any day during the Valuation Period, the Investor may at its sole discretion deliver any amount up to the Purchase Notice Amount in accordance with Section 2.2(d).

“Investment Limit” $2,000,000 divided by the highest closing price of the American Depositary Shares during the five (5) Trading Days prior to the delivery of a Purchase Notice; provided that once the Investor has funded $10,000,000 to the Company, the foregoing limitation shall be increased to $3,000,000 divided by the highest closing price of the American Depositary Shares during the five (5) Trading Days prior to the delivery of a Purchase Notice.

“Investor” shall have the meaning specified in the preamble to this Agreement.

“Lien” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Material Adverse Effect” shall mean any effect on the business, operations, properties, or financial condition of the Company that is material and adverse to the Company and/or any condition, circumstance, or situation that would prohibit or otherwise materially interfere with the ability of the Company to enter into and perform its obligations under any Transaction Document.

“Ordinary Shares” shall mean the Company’s Class A ordinary shares, $0.00005 par value per share, and any shares of any other class of equity securities issued in replacement thereof.

“Ordinary Share Equivalents” means any securities of the Company entitling the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares.

“Person” shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Principal Market” shall mean any of the national exchanges (i.e. NYSE, AMEX, Nasdaq), or principal quotation systems (i.e. OTCQX, OTCQB, OTC Pink, the OTC Bulletin Board), or other principal exchange or recognized quotation system which is at the time the principal trading platform or market for the American Depositary Shares.

“Purchase Notice Amount” shall mean the greater of (i) Purchase Notice Shares referenced in the Purchase Notice multiplied by the Purchase Price or (ii) Purchase Notice Shares referenced in the Purchase Notice multiplied by the Floor Price.

“Purchase Notice” shall mean a written notice from Company, substantially in the form of Exhibit A hereto, to the Investor setting forth the Purchase Notice Shares which the Company requires the Investor to purchase pursuant to the terms of this Agreement.

“Purchase Notice Date” shall have the meaning specified in Section 2.2(a).

“Purchase Notice Limit” shall mean for any Purchase Notice:

The Investor’s committed obligation under each Purchase Notice shall not exceed the Investment Limit; the maximum amount of Purchase Notice Shares the Company may request the Investor to purchase per each Purchase Notice shall be the lesser of: (i) 200% of the Average Daily Trading Volume or (ii) the then Investment Limit divided by the highest closing price of the American Depositary Shares over the most recent five (5) Business Days including the respective Purchase Notice Date. Notwithstanding the forgoing, the Investor may waive the Purchase Notice Limit at any time to allow the Investor to purchase additional shares under a Purchase Notice. For the purpose of determining the closing price, the parties shall refer to the as reported closing price on Bloomberg.

“Purchase Notice Shares” shall mean all Ordinary Shares that the Company shall be entitled to issue as set forth in all Purchase Notices in accordance with the terms and conditions of this Agreement.

“Purchase Price” shall mean 92% of the lowest daily VWAP of the Common Stock during the Valuation Period for the first $10,000,000 invested, and 90% of the lowest daily VWAP of the Common Stock during the Valuation Period thereafter.

“Registration Rights Agreement” means the registration rights agreement to be entered into by and among the Company and the Investor, in the form set forth in Exhibit C.

“Registration Statement” shall have the meaning specified in Section 6.2.

“Regulation D” shall mean Regulation D promulgated under the Securities Act.

“Rule 144” shall mean Rule 144 under the Securities Act or any similar provision then in force under the Securities Act.

“SEC” shall mean the United States Securities and Exchange Commission.

“SEC Documents” shall have the meaning specified in Section 4.5.

“Securities” mean the Purchase Notice Shares and the Commitment Shares to be issued to the Investor pursuant to the terms of this Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Subsidiary” means any Person the Company wholly-owns or controls, or in which the Company, directly or indirectly, owns a majority of the voting stock or similar voting interest, in each case that would be disclosable pursuant to Item 601(b)(21) of Regulation S-K promulgated under the Securities Act.

“Transaction Documents” shall mean this Agreement, the Registration Rights Agreement, the Escrow Agreement, and all schedules and exhibits hereto and thereto.

“Transfer Agent” shall mean the current transfer agent of the Company, and any successor transfer agent of the Company.

“Valuation Period” shall mean the three (3) Business days prior to the Closing Date.

“VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg through its “VAP” function (set to 09:30 start time and 16:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. (formerly Pink Sheets LLC). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Investor. If the Company and the Investor are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 10.16. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination, recapitalization or other similar transaction during such period.

ARTICLE II
PURCHASE AND SALE OF ORDINARY SHARES

Section 2.1            PURCHASE NOTICES. Upon the terms and conditions set forth herein (including, without limitation, the provisions of Article VII), provided that the closing price of the American Depositary Shares on the Purchase Notice Date is greater than or equal to the Floor Price, the Company shall have the right, but not the obligation, to direct the Investor, by its delivery to the Investor of a Purchase Notice from time to time, to purchase Purchase Notice Shares provided that the amount of Purchase Notice Shares shall not exceed 200% of the Average Daily Trading Volume, the Purchase Notice Limit or the Beneficial Ownership Limitation set forth in Section 7.2(h). The Company may not deliver a subsequent Purchase Notice until the Closing of an active Purchase Notice, except if waived by the Investor in writing. In addition, the Company and the Investor may negotiate a Fixed Purchase transaction and in such case, the Company shall deliver the Fixed Purchase Notice to the Investor, to direct the Investor to purchase a certain number of Purchase Notice Shares at a price as agreed to by the parties.

Section 2.2            MECHANICS.

(a)          PURCHASE NOTICE.  At any time and from time to time during the Commitment Period, except as provided in this Agreement, the Company may deliver a Purchase Notice to Investor, subject to satisfaction of the conditions set forth in Section 7.2 and otherwise provided herein. The Company shall deliver Purchase Notice Shares to Investor alongside delivery of the Purchase Notice. A Purchase Notice shall be deemed delivered on (i) the Business Day it is received by email by the Investor if such notice is received on or prior to 4:00 p.m. New York time or (ii) the next Business Day if it is received by email after 4:00 p.m. New York time on a Business Day or at any time on a day which is not a Business Day (the “Purchase Notice Date”).

(b)           ESCROW DEPOSIT.  No later than 5:00 p.m. New York time on the second Business Day following the Purchase Notice Date pursuant to Section 2.2(a), Investor shall deposit into the Escrow Account the Escrow Amount (unless waived by Investor) and deliver to the Company applicable ADS Program Issuance and Delivery Instructions.

(c)           DELIVERY OF PURCHASE NOTICE SHARES.  No later than 5:00 p.m. New York time on the Business Day following the date when the Escrow Agent notifies the Company of Investor’s deposit of the  Escrow Amount, the Company shall cause the Depositary to deliver the Purchase Notice Shares as DTC Shares to the Investor pursuant to the applicable ADS Program Issuance and Delivery Instructions provided by the Investor.

(d)           CLOSING.  The Closing of a Purchase Notice shall occur on the third (3rd) Business Day after the Clearing Date, whereby the Investor shall deliver to the Escrow Agent, by 2:00 p.m. New York time on the Closing Date, any remaining balance of the applicable Investment Amount and instructions to disburse by wire transfer of immediately available funds from the Escrow Account subject to the Escrow Agreement (i) escrow expenses and wire transfer fees to an account designated by the Escrow Agent, (ii) the Investment Amount (less applicable placement agent fee and expenses) to an account designated by the Company, (iii) applicable placement agent fee and expenses to an account designated by Boustead  and (iv) any remaining amount to an account designated by the Investor, in each case as late in such day as possible as that would enable delivery of same-day funds in accordance with such instructions. The Investor shall deliver a copy of such instructions to the Company simultaneously with the instructions’ delivery to the Escrow Agent. In the event that the Purchase Price is lower than the Floor Price on any day during the Valuation Period, the Investor shall return to the Depositary, by 12:00 p.m. New York time on the Closing Date, any balance of unsold American Depositary Shares, which means such shares that represent the difference between the Purchase Notice Shares set forth on the Purchase Notice and the amount of shares pursuant to the Investment Amount. The Company shall have the right to object to the release of funds from the Escrow Account only due to manifest error in the instructions, from the time the instructions are simultaneously delivered to the Escrow Agent and Company and before the funds are disbursed by the Escrow Agent. Upon such objection, Investor shall, as soon as practicable, inform the Escrow Agent that the instructions are withdrawn and that funds shall be returned to Investor until new instructions are delivered. Investor and Company shall work in good faith to cure any error and to provide new instructions to the Escrow Agent same day, but no later than the next business day. In the event the Company is unable to object to the release of funds from the Escrow Account due to manifest error in the instructions on the same day when the instruction is delivered to the Escrow Agent, the Company may raise such objection until the next Business Day the instruction is delivered and the Investor shall act in good faith to correct such error within two Business Days of such objection.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF INVESTOR

The Investor represents and warrants to the Company that:

Section 3.1            INTENT.  The Investor is entering into this Agreement for its own account and the Investor has no present arrangement (whether or not legally binding) at any time to sell the Securities to or through any Person in violation of the Securities Act or any applicable state securities laws; provided, however, that the Investor reserves the right to dispose of the Securities at any time in accordance with federal and state securities laws applicable to such disposition.

Section 3.2            NO LEGAL ADVICE FROM THE COMPANY.  The Investor acknowledges that it has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with its own legal counsel and investment and tax advisors. The Investor is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of its representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

Section 3.3            ACCREDITED INVESTOR.  The Investor is an accredited investor as defined in Rule 501(a)(3) of Regulation D, and the Investor has such experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Securities. The Investor acknowledges that an investment in the Securities is speculative and involves a high degree of risk.

Section 3.4            AUTHORITY.  The Investor has the requisite power and authority to enter into and perform its obligations under the Transaction Documents and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of the Transaction Documents and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action and no further consent or authorization of the Investor is required.  The Transaction Documents to which it is a party has been duly executed by the Investor, and when delivered by the Investor in accordance with the terms hereof, will constitute the valid and binding obligation of the Investor enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

Section 3.5            NOT AN AFFILIATE.  The Investor is not an officer, director or “affiliate” (as that term is defined in Rule 405 of the Securities Act) of the Company.

Section 3.6            ORGANIZATION AND STANDING.  The Investor is an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents.

Section 3.7            ABSENCE OF CONFLICTS.  The execution and delivery of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby and compliance with the requirements hereof and thereof, will not (a) violate any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on the Investor, (b) violate any provision of any indenture, instrument or agreement to which the Investor is a party or is subject, or by which the Investor or any of its assets is bound, or conflict with or constitute a material default thereunder, (c) result in the creation or imposition of any lien pursuant to the terms of any such indenture, instrument or agreement, or constitute a breach of any fiduciary duty owed by the Investor to any third party, or (d) require the approval of any third-party (that has not been obtained) pursuant to any material contract, instrument, agreement, relationship or legal obligation to which the Investor is subject or to which any of its assets, operations or management may be subject.

Section 3.8            DISCLOSURE; ACCESS TO INFORMATION.  The Investor had an opportunity to review copies of the SEC Documents filed on behalf of the Company and has had access to all publicly available information with respect to the Company.

Section 3.9            MANNER OF SALE.  At no time was the Investor presented with or solicited by or through any leaflet, public promotional meeting, television advertisement or any other form of general solicitation or advertising.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the SEC Documents and the Disclosure Schedules, which Disclosure Schedules shall be deemed a part hereof and shall qualify any representation or otherwise made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedules, the Company represents and warrants to the Investor, as of the date hereof, that:

Section 4.1            ORGANIZATION OF THE COMPANY.  The Company is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company is not in violation or default of any of the provisions of its certificate of incorporation, bylaws or other organizational or charter documents.  The Company is duly qualified to conduct business and is in good standing as a foreign corporation in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a Material Adverse Effect and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.  The Company has no Subsidiaries.

Section 4.2            AUTHORITY.  The Company has the requisite corporate power and authority to enter into and perform its obligations under the Transaction Documents. The execution and delivery of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action and no further consent or authorization of the Company or its Board of Directors or stockholders is required. The Transaction Documents have been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

Section 4.3            CAPITALIZATION.  As of the date hereof, the authorized capital stock of the Company consists of 406,385,763 Ordinary Shares, par value of $0.00005 per share, of which approximately 406,385,763 Ordinary Shares are issued and outstanding.  The Company has not issued any capital stock since its most recently filed periodic report under the Exchange Act, other than pursuant to the exercise of employee stock options under the Company’s stock option plans, the issuance of Ordinary Shares to employees pursuant to the Company’s employee stock purchase plans and pursuant to the conversion and/or exercise of Ordinary Share Equivalents outstanding as of the date of the most recently filed periodic report under the Exchange Act.  No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as set forth in the SEC Documents, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire any Ordinary Shares, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional Ordinary Shares or Ordinary Share Equivalents. The issuance and sale of the Securities will not obligate the Company to issue Ordinary Shares or other securities to any Person (other than the Investor) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. There are no stockholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s stockholders.

Section 4.4            LISTING AND MAINTENANCE REQUIREMENTS.  The American Depositary Shares are registered pursuant to Section 12(b) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the American Depositary Shares under the Exchange Act nor has the Company received any notification that the SEC is contemplating terminating such registration. The Company has not, in the twelve (12) months preceding the date hereof, received notice from the Principal Market on which the American Depositary Shares are or have been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Principal Market. The Company is and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

Section 4.5            SEC DOCUMENTS; DISCLOSURE.  The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) thereof, for the one (1) year preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Documents”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Documents prior to the expiration of any such extension. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and other federal laws, rules and regulations applicable to such SEC Documents, and none of the SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply as to form and substance in all material respects with applicable accounting requirements and the published rules and regulations of the SEC or other applicable rules and regulations with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except (a) as may be otherwise indicated in such financial statements or the notes thereto or (b) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments). Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company confirms that neither it nor any other Person acting on its behalf has provided the Investor or its agents or counsel with any information that it believes constitutes or might constitute material, non-public information. The Company understands and confirms that the Investor will rely on the foregoing representation in effecting transactions in securities of the Company.

Section 4.6            VALID ISSUANCES.  The Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid, and non-assessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents.

Section 4.7            NO CONFLICTS.  The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Purchase Notice Shares and Commitment Shares, do not and will not: (a) result in a violation of the Company’s certificate or articles of incorporation, by-laws or other organizational or charter documents, (b) conflict with, or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, result in the creation of any Lien upon any of the properties or assets of the Company, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture, instrument or any “lock-up” or similar provision of any underwriting or similar agreement to which the Company is a party, or (c) result in a violation of any federal, state or local law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or by which any property or asset of the Company is bound or affected (except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect) nor is the Company otherwise in violation of, conflict with or in default under any of the foregoing. The business of the Company is not being conducted in violation of any law, ordinance or regulation of any governmental entity, except for possible violations that either singly or in the aggregate do not and will not have a Material Adverse Effect. The Company is not required under federal, state or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under the Transaction Documents (other than any SEC, or state securities filings that may be required to be made by the Company in connection with the issuance of Commitment Shares or subsequent to any Closing or any registration statement that may be filed pursuant hereto); provided that, for purposes of the representation made in this sentence, the Company is assuming and relying upon the accuracy of the relevant representations and agreements of Investor herein.

Section 4.8            NO MATERIAL ADVERSE EFFECT.  No event has occurred that would have a Material Adverse Effect on the Company that has not been disclosed in subsequent SEC Documents.

Section 4.9            LITIGATION AND OTHER PROCEEDINGS.  Except as disclosed in the SEC Documents and the Disclosure Schedule, there are no material actions, suits, investigations, inquiries or similar proceedings (however any governmental agency may name them) pending or, to the knowledge of the Company, threatened against or affecting the Company or its properties, nor has the Company received any written or oral notice of any such action, suit, proceeding, inquiry or investigation, which would have a Material Adverse Effect.  No judgment, order, writ, injunction or decree or award has been issued by or, to the knowledge of the Company, requested of any court, arbitrator or governmental agency which would have a Material Adverse Effect. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the SEC involving the Company or any current or former director or officer of the Company.

Section 4.10          REGISTRATION RIGHTS.  Except as set forth in Schedule 4.10, no Person (other than the Investor) has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company.

Section 4.11          ACKNOWLEDGMENT REGARDING INVESTOR’S PURCHASE OF SECURITIES.  The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that the Investor is not (i) an officer or director of the Company, or (ii) an “affiliate” (as defined in Rule 144) of the Company.  The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Investor or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Investor’s purchase of the Shares.  The Company further represents to the Investor that the Company’s decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

Section 4.12          NO GENERAL SOLICITATION; PLACEMENT AGENT.  Neither the Company, nor any Person acting on its behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities act) in connection with the offer or sale of the Securities.  The Company has engaged Boustead Securities, LLC (“Boustead”) as placement agent in connection with the sale of the Securities, and the Company has agreed to pay Boustead (i) a cash amount equal to an aggregate of eight percent (8.0%) of the aggregate gross proceeds raised from Securities purchased under this Agreement, and (ii) warrants to purchase Ordinary Shares in an amount evidencing eight percent (8.0%) warrant coverage on the aggregate gross proceeds raised from Securities purchased at each Closing, having an exercise price equal to the Purchase Price. The Company shall be responsible for the payment of any and all placement agent’s fees, financial advisory fees, and/or brokers’ commissions (other than for persons engaged by the Investor or its investment advisor) relating to or arising out of the transactions contemplated hereby in connection with the sale of the Securities. The Company shall pay, and hold the Investor harmless against, any liability, loss or expense (including, without limitation, attorney’s fees and out-of-pocket expenses) arising in connection with any such claim.

Section 4.13          NO INTEGRATED OFFERING.  None of the Company, its affiliates, and any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings for purposes of any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated, but excluding stockholder consents required to authorize and issue the Securities or waive any anti-dilution provisions in connection therewith.

Section 4.14          OTHER COVERED PERSONS. The Company is not aware of any Person (other than any Issuer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of the Investor in connection with the sale of any Regulation D Securities.

ARTICLE V
COVENANTS OF INVESTOR

Section 5.1            SHORT SALES AND CONFIDENTIALITY.  Neither the Investor, nor any affiliate of the Investor acting on its behalf or pursuant to any understanding with it, will execute any Short Sales during the period from the date hereof to the end of the Commitment Period.  For the purposes hereof, and in accordance with Regulation SHO, the sale after delivery of the Purchase Notice of such number of Ordinary Shares reasonably expected to be purchased under the Purchase Notice shall not be deemed a Short Sale. The Investor shall, until such time as the transactions contemplated by the Transaction Documents are publicly disclosed by the Company in accordance with the terms of the Transaction Documents, maintain the confidentiality of the existence and terms of this transaction and the information included in the Transaction Documents.

Section 5.2            COMPLIANCE WITH LAW; TRADING IN SECURITIES.  The Investor’s trading activities with respect to Ordinary Shares and American Depositary Shares will be in compliance with all applicable state and federal securities laws and regulations and the rules and regulations of the Principal Market.

ARTICLE VI
COVENANTS OF THE COMPANY

Section 6.1            LISTING OF AMERICAN DEPOSITARY SHARES.  The Company shall promptly secure the listing, where applicable, of all of the American Depositary Shares linked to all Ordindary Shares and Commitment Shares to be issued to the Investor hereunder on the Principal Market (subject to official notice of issuance, where applicable) and shall use commercially reasonable best efforts to maintain, so long as any American Depositary Shares shall be so listed, the listing, if required, of all such American Depositary Shares from time to-time issuable hereunder. The Company shall use its commercially reasonable best efforts to continue the listing or quotation and trading of the American Depositary Shares on the Principal Market (including, without limitation, maintaining sufficient net tangible assets, if required) and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Principal Market.

Section 6.2            FILING OF CURRENT REPORT AND REGISTRATION STATEMENT.  The Company agrees that it shall file a Current Report on Form 6-K, including the Transaction Documents as exhibits thereto, with the SEC within the time required by and in compliance with the Exchange Act, relating to the transactions contemplated by, and describing the material terms and conditions of, the Transaction Documents (the “Current Report”). The Company shall permit the Investor to review and comment upon the final pre-filing draft version of the Current Report at least one (1) Trading Day prior to its filing with the SEC, and the Company shall give reasonable consideration to all such comments. The Investor shall use its reasonable best efforts to comment upon the final pre-filing draft version of the Current Report within one (1) Trading Day from the date the Investor receives it from the Company. The Company shall also file with the SEC, within thirty (30) Business Days from Execution Date, a new Registration Statement on Form F-3 (the “Registration Statement”) in compliance with the terms of the Registration Rights Agreement, covering the resale of the Securities.

Section 6.3            ISSUANCE OF COMMITMENT SHARES. In consideration for the Investor’s execution and delivery of, and performance under this Agreement, the Company shall cause the Transfer Agent to issue the Commitment Shares to the Investor within three Business Days of the Execution Date, and shall cause the Transfer Agent to update the Company’s register of members in respect of such issuance and promptly provide an extract copy of the updated register of members to the Investor which shows the issuance of the Commitment Shares to the Investor in accordance with the terms of this Agreement. For the avoidance of doubt, all of the Commitment Shares shall be fully earned as of the Execution Date, and the issuance of the Commitment Shares is not contingent upon any other event or condition, including, without limitation, the Company’s submission of a Purchase Notice to the Investor and irrespective of any termination of this Agreement. The Company shall include on any registration statement filed with the SEC, all Commitment Shares, provided that, in addition to all other remedies at law or in equity or otherwise under this Agreement, failure to do so will result in liquidated damages of $50,000.00, being immediately due and payable to the Investor at its election in the form of cash payment. Further, to the extent that (i) all conditions of Rule 144 under the Securities Act are met, or (ii) a registration statement covering the Commitment Shares has been declared effective, to the extent that the Investor has delivered a ADS Program Issuance and Delivery Instruction to the Company with respect to the Commitment Shares, the Company shall cause the Depositary to issue the Commitment Shares to the Investor as DTC Shares free from any restrictive legend no later than two (2) Business Days from such date.

ARTICLE VII
CONDITIONS TO DELIVERY OF
PURCHASE NOTICE AND CONDITIONS TO CLOSING

Section 7.1            CONDITIONS PRECEDENT TO THE RIGHT OF THE COMPANY TO ISSUE AND SELL PURCHASE NOTICE SHARES.  The right of the Company to issue and sell the Purchase Notice Shares to the Investor is subject to the satisfaction of each of the conditions set forth below:

(a)           ACCURACY OF INVESTOR’S REPRESENTATIONS AND WARRANTIES.  The representations and warranties of the Investor shall be true and correct in all material respects as of the date of this Agreement and as of the date of each Closing as though made at each such time.

(b)           PERFORMANCE BY INVESTOR.  Investor shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Investor at or prior to such Closing.

(c)           PRINCIPAL MARKET REGULATION.  The Company shall not issue any Purchase Notice Shares, and the Investor shall not have the right to receive any Purchase Notice Shares, if the issuance of such Purchase Notice Shares would exceed the aggregate number of Ordinary Shares which the Company may issue without breaching the Company’s obligations under the rules or regulations of the Principal Market.

Section 7.2            CONDITIONS PRECEDENT TO THE OBLIGATION OF INVESTOR TO PURCHASE THE PURCHASE NOTICE SHARES.  The obligation of the Investor hereunder to purchase the Purchase Notice Shares is subject to the satisfaction of each of the following conditions:

(a)           ESCROW ACCOUNT. As soon as reasonably practicable after the execution of this Agreement but prior to the date of the initial Purchase Notice, the parties hereunder shall use reasonable best efforts to enter into an Escrow Agreement with the Escrow Agent in connection with the Escrow Account.

(b)           EFFECTIVE REGISTRATION STATEMENT. The Registration Statement, and any amendment or supplement thereto, shall remain effective for the resale of the American Depositary Shares representing the Securities by the Investor and (i) the Company shall not have received notice that the SEC has issued or intends to issue a stop order with respect to such Registration Statement or that the SEC otherwise has suspended or withdrawn the effectiveness of such Registration Statement, either temporarily or permanently, or intends or has threatened to do so and (ii) no other suspension of the use of, or withdrawal of the effectiveness of, such Registration Statement or related prospectus shall exist.  The Investor shall not have received any notice from the Company that the prospectus and/or any prospectus supplement fails to meet the requirements of Section 5(b) or Section 10 of the Securities Act.

(c)           ACCURACY OF THE COMPANY’S REPRESENTATIONS AND WARRANTIES.  The representations and warranties of the Company shall be true and correct in all material respects as of the date of this Agreement and as of the date of each Closing (except for representations and warranties specifically made as of a particular date).

(d)           PERFORMANCE BY THE COMPANY.  The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company.

(e)           NO INJUNCTION.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or adopted by any court or governmental authority of competent jurisdiction that prohibits or directly and materially adversely affects any of the transactions contemplated by the Transaction Documents, and no proceeding shall have been commenced that may have the effect of prohibiting or materially adversely affecting any of the transactions contemplated by the Transaction Documents.

(f)            ADVERSE CHANGES.  Since the date of filing of the Company’s most recent annual report on Form 20-F, no event that had or is reasonably likely to have a Material Adverse Effect has occurred.

(g)           NO SUSPENSION OF TRADING IN OR DELISTING OF AMERICAN DEPOSITARY SHARES.  The trading of the American Depositary Shares shall not have been suspended by the SEC or the Principal Market, or otherwise halted for any reason, and the American Depositary Shares shall have been approved for listing or quotation on and shall not have been delisted from or no longer quoted on the Principal Market. In the event of a suspension, delisting, or halting for any reason, of the trading of the American Depositary Shares, as contemplated by this Section 7.2(g), the Investor shall have the right to return to the Company any amount of Purchase Notice Shares associated with such Purchase Notice, and the Investment Amount with respect to such Purchase Notice shall be refunded accordingly.

(h)           BENEFICIAL OWNERSHIP LIMITATION.  The number of Purchase Notice Shares then to be purchased by the Investor shall not exceed the number of such shares that, when aggregated with all other Ordinary Shares then owned by the Investor beneficially or deemed beneficially owned by the Investor, would result in the Investor owning more than the Beneficial Ownership Limitation (as defined below), as determined in accordance with Section 13 of the Exchange Act. For purposes of this Section 7.2(h), in the event that the amount of Ordinary Shares outstanding is greater or lesser on a Closing Date  than on the date upon which the Purchase Notice associated with such Closing Date is given, the amount of Ordinary Shares outstanding on such issuance of a Purchase Notice shall govern for purposes of determining whether the Investor, when aggregating all purchases of Ordinary Shares made pursuant to this Agreement, would own more than the Beneficial Ownership Limitation following a purchase on any such Closing Date. In the event the Investor claims that compliance with a Purchase Notice would result in the Investor owning more than the Beneficial Ownership Limitation, upon request of the Company the Investor will provide the Company with evidence of the Investor’s then existing shares beneficially or deemed beneficially owned.  The “Beneficial Ownership Limitation” shall be 4.99% of the number of shares of the Ordinary Shares outstanding immediately prior to the issuance of Ordinary Shares issuable pursuant to a Purchase Notice. Notwithstanding the foregoing, the Investor may increase the Beneficial Ownership Limitation up to 9.99% at its sole discretion. To the extent that the Beneficial Ownership Limitation is exceeded, the number of Ordinary Shares issuable to the Investor shall be reduced so it does not exceed the Beneficial Ownership Limitation.

(i)            PRINCIPAL MARKET REGULATION.  The Company shall not issue and the Investor shall not have the obligation to purchase any Purchase Notice Shares if the issuance of aggregate Purchase Notice Shares would exceed 19.99% of the issued and outstanding Ordinary Shares (the “Exchange Cap”).

(j)            NO KNOWLEDGE.  The Company shall have no knowledge of any event more likely than not to have the effect of causing the effectiveness of the Base Registration Statement to be suspended or any prospectus or prospectus supplement failing to meet the requirement of Sections 5(b) or 10 of the Securities Act (which event is more likely than not to occur within the fifteen (15) Business Days following the Business Day on which such Purchase Notice is deemed delivered).

(k)           NO VIOLATION OF SHAREHOLDER APPROVAL REQUIREMENT.  The issuance of the Purchase Notice Shares shall not violate the shareholder approval requirements of the Principal Market.

(l)            SEC DOCUMENTS.  All reports, schedules, registrations, forms, statements, information and other documents required to have been filed by the Company with the SEC pursuant to the reporting requirements of the Exchange Act shall have been filed with the SEC within the applicable time periods prescribed for such filings under the Exchange Act.

(m)          COMMITMENT SHARES.               The Company shall have issued or caused to be issued to the Investor the Commitment Shares.

ARTICLE VIII
LEGENDS

Section 8.1            NO RESTRICTIVE STOCK LEGEND.  No restrictive stock legend shall be placed on the share certificates representing the Purchase Notice Shares.

Section 8.2            INVESTOR’S COMPLIANCE.  Nothing in this Article VIII shall affect in any way the Investor’s obligations hereunder to comply with all applicable securities laws upon the sale of the Ordinary Shares.

ARTICLE IX
INDEMNIFICATION

Section 9.1            INDEMNIFICATION.  Each party (an “Indemnifying Party”) agrees to indemnify and hold harmless the other party along with its officers, directors, employees, and authorized agents, and each Person or entity, if any, who controls such party within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (an “Indemnified Party”) from and against any Damages, and any action in respect thereof to which the Indemnified Party becomes subject to, resulting from, arising out of this Agreement or relating to (i) any misrepresentation, breach of warranty or nonfulfillment of or failure to perform any covenant or agreement on the part of the Indemnifying Party contained in this Agreement, (ii) any untrue statement or alleged untrue statement of a material fact contained in the Base Registration Statement or any post-effective amendment thereof or prospectus or prospectus supplement, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading, or (iv) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation under the Securities Act, the Exchange Act or any state securities law, as such Damages are incurred, except to the extent such Damages result primarily from the Indemnified Party’s failure to perform any covenant or agreement contained in this Agreement or the Indemnified Party’s, recklessness or willful misconduct in performing its obligations under this Agreement; provided, however, that the foregoing indemnity agreement shall not apply to any Damages of an Indemnified Party to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made by an Indemnifying Party in reliance upon and in conformity with written information furnished to the Indemnifying Party by the Indemnified Party expressly for use in the Base Registration Statement, any post-effective amendment thereof, prospectus, prospectus supplement thereto, or any preliminary prospectus or final prospectus (as amended or supplemented).

Section 9.2            INDEMNIFICATION PROCEDURE

(a)           A party that seeks indemnification under must promptly give the other party notice of any legal action.  But a delay in notice does not relieve an Indemnifying Party of any liability to any Indemnified Party, except to the extent the Indemnifying Party shows that the delay prejudiced the defense of the action.

(b)           The Indemnifying Party may participate in the defense at any time or it may assume the defense by giving notice to the Indemnified Parties.  After assuming the defense, the Indemnifying Party:

i.                  must select counsel (including local counsel if appropriate) that is reasonably satisfactory to the Indemnified Parties;

ii.               is not liable to the other party for any later attorney’s fees or for any other later expenses that the Indemnified Parties incur, except for reasonable investigation costs;

iii.            must not compromise or settle the action without the Indemnified Parties consent (which may not be unreasonably withheld); and

iv.           is not liable for any compromise or settlement made without its consent.

(b)           If the Indemnifying Party fails to assume the defense within 10 days after receiving notice of the action, the Indemnifying Party shall be bound by any determination made in the action or by any compromise or settlement made by the Indemnified Parties, and also remains liable to pay the Indemnified Parties’ legal fees and expenses.

Section 9.3            METHOD OF ASSERTING INDEMNIFICATION CLAIMS.  All claims for indemnification by any Indemnified Party under Section 9.2 shall be asserted and resolved as follows:

(a)           In the event any claim or demand in respect of which an Indemnified Party might seek indemnity under Section 9.2 is asserted against or sought to be collected from such Indemnified Party by a Person other than a party hereto or an affiliate thereof (a “Third Party Claim”), the Indemnified Party shall deliver a written notification, enclosing a copy of all papers served, if any, and specifying the nature of and basis for such Third Party Claim and for the Indemnified Party’s claim for indemnification that is being asserted under any provision of Section 9.2 against an Indemnifying Party, together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of such Third Party Claim (a “Claim Notice”) with reasonable promptness to the Indemnifying Party. If the Indemnified Party fails to provide the Claim Notice with reasonable promptness after the Indemnified Party receives notice of such Third Party Claim, the Indemnifying Party shall not be obligated to indemnify the Indemnified Party with respect to such Third Party Claim to the extent that the Indemnifying Party’s ability to defend has been prejudiced by such failure of the Indemnified Party. The Indemnifying Party shall notify the Indemnified Party as soon as practicable within the period ending thirty (30) calendar days following receipt by the Indemnifying Party of either a Claim Notice or an Indemnity Notice (as defined below) (the “Dispute Period”) whether the Indemnifying Party disputes its liability or the amount of its liability to the Indemnified Party under Section 9.2 and whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third Party Claim.

i.                  If the Indemnifying Party notifies the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third Party Claim pursuant to this Section 9.3(a), then the Indemnifying Party shall have the right to defend, with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, such Third Party Claim by all appropriate proceedings, which proceedings shall be vigorously and diligently prosecuted by the Indemnifying Party to a final conclusion or will be settled at the discretion of the Indemnifying Party (but only with the consent of the Indemnified Party in the case of any settlement that provides for any relief other than the payment of monetary damages or that provides for the payment of monetary damages as to which the Indemnified Party shall not be indemnified in full pursuant to Section 9.2). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the Indemnified Party may, at the sole cost and expense of the Indemnified Party, at any time prior to the Indemnifying Party’s delivery of the notice referred to in the first sentence of this clause (i), file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests; and provided, further, that if requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnifying Party in contesting any Third Party Claim that the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this clause (i), and except as provided in the preceding sentence, the Indemnified Party shall bear its own costs and expenses with respect to such participation. Notwithstanding the foregoing, the Indemnified Party may take over the control of the defense or settlement of a Third Party Claim at any time if it irrevocably waives its right to indemnity under Section 9.2 with respect to such Third Party Claim.

ii.               If the Indemnifying Party fails to notify the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Third Party Claim pursuant to Section 9.3(a), or if the Indemnifying Party gives such notice but fails to prosecute vigorously and diligently or settle the Third Party Claim, or if the Indemnifying Party fails to give any notice whatsoever within the Dispute Period, then the Indemnified Party shall have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings shall be prosecuted by the Indemnified Party in a reasonable manner and in good faith or will be settled at the discretion of the Indemnified Party(with the consent of the Indemnifying Party, which consent will not be unreasonably withheld). The Indemnified Party will have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that if requested by the Indemnified Party, the Indemnifying Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnified Party and its counsel in contesting any Third Party Claim which the Indemnified Party is contesting. Notwithstanding the foregoing provisions of this clause (ii), if the Indemnifying Party has notified the Indemnified Party within the Dispute Period that the Indemnifying Party disputes its liability or the amount of its liability hereunder to the Indemnified Party with respect to such Third Party Claim and if such dispute is resolved in favor of the Indemnifying Party in the manner provided in clause (iii) below, the Indemnifying Party will not be required to bear the costs and expenses of the Indemnified Party’s defense pursuant to this clause (ii) or of the Indemnifying Party’s participation therein at the Indemnified Party’s request, and the Indemnified Party shall reimburse the Indemnifying Party in full for all reasonable costs and expenses incurred by the Indemnifying Party in connection with such litigation. The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this clause (ii), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

iii.            If the Indemnifying Party notifies the Indemnified Party that it does not dispute its liability or the amount of its liability to the Indemnified Party with respect to the Third Party Claim under Section 9.2 or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes its liability or the amount of its liability to the Indemnified Party with respect to such Third Party Claim, the amount of Damages specified in the Claim Notice shall be conclusively deemed a liability of the Indemnifying Party under Section 9.2 and the Indemnifying Party shall pay the amount of such Damages to the Indemnified Party on demand. If the Indemnifying Party has timely disputed its liability or the amount of its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute; provided, however, that if the dispute is not resolved within thirty (30) days after the Claim Notice, the Indemnifying Party shall be entitled to institute such legal action as it deems appropriate.

(b)           In the event any Indemnified Party should have a claim under Section 9.2 against the Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver a written notification of a claim for indemnity under Section 9.2 specifying the nature of and basis for such claim, together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of such claim (an “Indemnity Notice”) with reasonable promptness to the Indemnifying Party. The failure by any Indemnified Party to give the Indemnity Notice shall not impair such party’s rights hereunder except to the extent that the Indemnifying Party demonstrates that it has been irreparably prejudiced thereby. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim or the amount of the claim described in such Indemnity Notice or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes the claim or the amount of the claim described in such Indemnity Notice, the amount of Damages specified in the Indemnity Notice will be conclusively deemed a liability of the Indemnifying Party under Section 9.2 and the Indemnifying Party shall pay the amount of such Damages to the Indemnified Party on demand. If the Indemnifying Party has timely disputed its liability or the amount of its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute; provided, however, that if the dispute is not resolved within thirty (30) days after the Claim Notice, the Indemnifying Party shall be entitled to institute such legal action as it deems appropriate.

(c)           The Indemnifying Party agrees to pay the Indemnified Party, promptly as such expenses are incurred and are due and payable, for any reasonable legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim.

(d)           The indemnity provisions contained herein shall be in addition to (i) any cause of action or similar rights of the Indemnified Party against the Indemnifying Party or others, and (ii) any liabilities the Indemnifying Party may be subject to.

ARTICLE X
MISCELLANEOUS

Section 10.1          GOVERNING LAW; JURISDICTION.  This Agreement shall be governed by and interpreted in accordance with the laws of the State of California without regard to the principles of conflicts of law. Each of the Company and the Investor hereby submits to the exclusive jurisdiction of the United States federal and state courts located in Los Angeles, California, with respect to any dispute arising under the Transaction Documents or the transactions contemplated thereby.

Section 10.2          JURY TRIAL WAIVER.  The Company and the Investor hereby waive a trial by jury in any action, proceeding or counterclaim brought by either of the parties hereto against the other in respect of any matter arising out of or in connection with the Transaction Documents.

Section 10.3          ASSIGNMENT.  The Transaction Documents shall be binding upon and inure to the benefit of the Company and the Investor and their respective successors. Neither this Agreement nor any rights of the Investor or the Company hereunder may be assigned by either party to any other Person.

Section 10.4          NO THIRD-PARTY BENEFICIARIES.  This Agreement is intended for the benefit of the Company and the Investor and their respective successors, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as contemplated by Article IX.

Section 10.5          TERMINATION.  The Company or Investor may terminate this Agreement at any time only upon a material breach of the Agreement by written notice to the breaching party. In addition, this Agreement shall automatically terminate on the earlier of (i) the end of the Commitment Period; (ii) the date in which the Base Registration Statement is no longer effective, or (iii) the date that, pursuant to or within the meaning of any Bankruptcy Law, the Company commences a voluntary case or any Person commences a proceeding against the Company, a Custodian is appointed for the Company or for all or substantially all of its property or the Company makes a general assignment for the benefit of its creditors; provided, however, that the provisions of Articles III, IV, V, VI, IX and the agreements and covenants of the Company and the Investor set forth in this Article X shall survive the termination of this Agreement.

Section 10.6          ENTIRE AGREEMENT.  The Transaction Documents, together with the exhibits thereto, contain the entire understanding of the Company and the Investor with respect to the matters covered herein and therein and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents and exhibits.

Section 10.7          FEES AND EXPENSES.  Except as expressly set forth in the Transaction Documents or any other writing to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay the Clearing Cost associated with each Closing, and any Transfer Agent fees (including any fees required for same-day processing of any instruction letter delivered by the Company), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Investor.

Section 10.8          COUNTERPARTS.  The Transaction Documents may be executed in multiple counterparts, each of which may be executed by less than all of the parties and shall be deemed to be an original instrument which shall be enforceable against the parties actually executing such counterparts and all of which together shall constitute one and the same instrument. The Transaction Documents may be delivered to the other parties hereto by email of a copy of the Transaction Documents bearing the signature of the parties so delivering this Agreement.

Section 10.9          SEVERABILITY.  In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that such severability shall be ineffective if it materially changes the economic benefit of this Agreement to any party.

Section 10.10       FURTHER ASSURANCES.  Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

Section 10.11       NO STRICT CONSTRUCTION.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

Section 10.12       EQUITABLE RELIEF.  The Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under this Agreement, any remedy at law may prove to be inadequate relief to the Investor. The Company therefore agrees that the Investor shall be entitled to temporary and permanent injunctive relief in any such case without the necessity of proving actual damages. In addition to being entitled to exercise all rights provided herein or granted by law, both parties will be entitled to specific performance under the Transaction Documents.  The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

Section 10.13       TITLE AND SUBTITLES.  The titles and subtitles used in this Agreement are used for the convenience of reference and are not to be considered in construing or interpreting this Agreement.

Section 10.14       AMENDMENTS; WAIVERS.  No provision of this Agreement may be amended or waived by the parties from and after the date that is one (1) Business Day immediately preceding the initial filing of the prospectus to the Base Registration Statement with the SEC. Subject to the immediately preceding sentence, (i) no provision of this Agreement may be amended other than by a written instrument signed by both parties hereto and (ii) no provision of this Agreement may be waived other than in a written instrument signed by the party against whom enforcement of such waiver is sought. No failure or delay in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

Section 10.15       PUBLICITY.  The Company and the Investor shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and no party shall issue any such press release or otherwise make any such public statement, other than as required by law, without the prior written consent of the other parties, which consent shall not be unreasonably withheld or delayed, except that no prior consent shall be required if such disclosure is required by law, in which such case the disclosing party shall provide the other party with prior notice of such public statement. Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Investor without the prior written consent of the Investor, except to the extent required by law. The Investor acknowledges that the Transaction Documents may be deemed to be “material contracts,” as that term is defined by Item 601(b)(10) of Regulation S-K, and that the Company may therefore be required to file such documents as exhibits to reports or registration statements filed under the Securities Act or the Exchange Act. The Investor further agrees that the status of such documents and materials as material contracts shall be determined solely by the Company, in consultation with its counsel.

Section 10.16       DISPUTE RESOLUTION.

(a)           Submission to Dispute Resolution .

(1)         In the case of a dispute relating to the Average Daily Trading Volume, Purchase Notice Limit or VWAP (as the case may be) (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or the Investor (as the case may be) shall submit the dispute to the other party via facsimile or electronic mail (A) if by the Company, within two (2) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by the Investor at any time after the Investor learned of the circumstances giving rise to such dispute.  If the Investor and the Company are unable to promptly resolve such dispute relating to such Average Daily Trading Volume, Purchase Notice Limit or VWAP  (as the case may be), at any time after the second (2nd) Business Day following such initial notice by the Company or the Investor (as the case may be) of such dispute to the Company or the Investor (as the case may be), then the Company and the Investor may select an independent, reputable investment bank as mutually agreed upon to resolve such dispute.

(2)         The Investor and the Company shall each deliver to such investment bank (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 10.16 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m.  (New York time) by the fifth (5th) Business Day immediately following the date on which such investment bank was selected (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either the Investor or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline).  Unless otherwise agreed to in writing by both the Company and the Investor or otherwise requested by such investment bank, neither the Company nor the Investor shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation).

(3)         The Company and the Investor shall cause such investment bank to determine the resolution of such dispute and notify the Company and the Investor of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline.  The fees and expenses of such investment bank shall be borne solely by the party submitting such dispute, and such investment bank’s resolution of such dispute shall be final and binding upon all parties absent manifest error.

(b)           Miscellaneous.  Both the Company and the Investor expressly acknowledge and agree that (i) this Section 10.16 constitutes an agreement to arbitrate between the Company and the Investor (and constitutes an arbitration agreement) only with respect to such dispute in connection with Section 10.16(a)(i) and that both the Company and the Investor are authorized to apply for an order to compel arbitration in order to compel compliance with this Section 10.16, (ii) the terms of this Agreement and each other applicable Transaction Document shall serve as the basis for the selected investment bank’s resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute and in resolving such dispute such investment bank shall apply such findings, determinations and the like to the terms of this Agreement and any other applicable Transaction Documents, (iii) the Company and the Investor shall have the right to submit any dispute other than described in this Section 10.16 (a) to any state or federal court sitting in The City of Los Angeles and (iv) nothing in this Section 10.16 shall limit the Company or the Investor from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in this Section 10.16). The Company and the Investor agree that all dispute resolutions may be conducted in a virtual setting to be mutually agreed by both parties.

Section 10.17       NOTICES.  All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (a) personally served, (b) delivered by reputable air courier service with charges prepaid next Business Day delivery, or (c) transmitted by hand delivery, or email as a PDF, addressed as set forth below or to such other address as such party shall have specified most recently by written notice given in accordance herewith. Any notice or other communication required or permitted to be given hereunder shall be deemed effective upon hand delivery or delivery by email at the address designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received).

The addresses for such communications shall be:

If to the Company:

MOLECULAR DATA INC.

Email:    investor@molbase.com

with a copy (not constituting notice) to:

Steven Foo, CFO

Molecular Data Inc.

11F, Building 15, No. 2177 Shenkun Road,

Shanghai, 201106

The People’s Republic of China

Email: steven.foo@molbase.com

If to the Investor:

WHITE LION CAPITAL LLC
Email: team@whitelioncapital.com

With a copy (not constituting notice) to:

K&L Gates LLP

200 S. Biscayne Blvd., Ste. 3900A

Miami, Florida 33131

Attention: John D. Owens, III, Esq.

E-mail: john.owens@klgates.com

Either party hereto may from time to time change its address or email for notices under this Section 10.17 by giving prior written notice of such changed address to the other party hereto.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective officers thereunto duly authorized as of the day and year first above written.

MOLECULAR DATA INC.

By:	/s/ Dongliang Chang
Name:	Dongliang Chang
Title:	Chairman of Board of Directors

WHITE LION CAPITAL LLC

By:	/s/ Yash Thukral
Name: Yash Thukral
Title: Managing Director

DISCLOSURE SCHEDULES TO
ORDINARY SHARES PURCHASE AGREEMENT

Schedule 4.5 — SEC Documents

Schedule 4.9 — Litigation

Schedule 4.10 — Registration Rights

EXHIBIT A

FORM OF PURCHASE NOTICE

TO: WHITE LION CAPITAL LLC

We refer to the Ordinary Share Purchase Agreement, dated as of March 3, 2021, (the “Agreement”), entered into by and between Molecular Data Inc., and White Lion Capital LLC. Capitalized terms defined in the Agreement shall, unless otherwise defined herein, have the same meaning when used herein.

We hereby:

1) Give you notice that we require you to purchase ______ Purchase Notice Shares; and

2) Certify that, as of the date hereof, the conditions set forth in Section 7 of the Agreement are satisfied.

MOLECULAR DATA INC.

By:
Name:
Title:	Chief Executive Officer

EXHIBIT B

FIXED PURCHASE NOTICE

TO: WHITE LION CAPITAL LLC

We refer to the Ordinary Share Purchase Agreement, dated as of March 3, 2021 (the “Agreement”), entered by and between Molecular Data Inc., and you. Capitalized terms defined in the Agreement shall, unless otherwise defined herein, have the same meaning when used herein.

We hereby:

1) Certify that, as of the date hereof, the conditions set forth in Section 7 of the Agreement are satisfied.

The Company and Investor agree to as follows:

Purchase Price:

Share Amount:

MOLECULAR DATA INC.

By:
Name:
Title:	Chief Executive Officer

WHITE LION CAPITAL LLC

By:
Name:
Title:	Managing Director

EXHIBIT C

REGISTRATION RIGHTS AGREEMENT